(TRANSLATION)


To Whom It May Concern:

                                                                  August 7, 2003
                                                        Toyota Motor Corporation
                                               (Toyota Jidosha Kabushiki Kaisha)
                                    1, Toyota-cho, Toyota City, Aichi Prefecture


                  Notice of the Results of Repurchase of Shares through N-NET Closing Price Orders on Nagoya Stock Exchange

We hereby inform you that Toyota Motor Corporation ("TMC") repurchased its shares as follows with respect to the notice of repurchase of shares made to you yesterday (August 6, 2003).


1. Type of shares repurchased                   Shares of common stock of TMC

2. Aggregate number of shares repurchased       24,288,200 shares

3. Purchase price                               JPY 3,060 per share

4. Aggregate purchase price                     JPY 74,321,892,000

5. Date of repurchase                           August 7, 2003 (Thursday)

6. Method of repurchase                         Purchase through N-NET
                                                closing price orders on the
                                                Nagoya Stock Exchange

(Reference)

Matters resolved at the FY 2003 Ordinary General Shareholders' Meeting held on June 26, 2003.

o Type of shares to be repurchased                 Shares of common stock of TMC

o Aggregate number of shares to be repurchased     Up to 150,000,000 shares

o Aggregate purchase price of shares               Up to JPY 400,000,000,000


Shares having been repurchased up to August 7, 2003

o Aggregate number of shares repurchased           24,288,200 shares

o Aggregate purchase price of shares               JPY 74,321,892,000



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Contact: TMC, Public Affairs at (03) 3817-9111~6 (Tokyo Head Office)
                                (0565) 23-1520~4 (Head Office)
                                (052) 952-3461~4 (Nagoya)